NEWS RELEASE

June 2, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

NEW BULK TONNAGE GOLD TARGET IDENTIFIED AT MATEHUAPIL, MEXICO

Almaden Minerals Ltd. (AMM:TSX; AAU:NYSE AMEX, “Almaden”) wishes to provide an update of exploration progress on its Matehuapil project located in Zacatecas and Coahuila States, Mexico. In May, 2009 Almaden received an annual progress report for work carried out in 2008 from Minera de Cordilleras, S de RL de CV (“Minera”) a subsidiary of Golden Minerals Company (successor to Apex Silver Mines Corporation) regarding work on the Matehuapil property in Zacatecas, Mexico. Manuel Arragón-Arreola, Ph.D., was lead author of the Minera report. Minera holds an option to acquire a 60% interest in the Matehuapil project from Almaden. The 12,000 hectare property is located roughly 48 kilometres east of Concepcion del Oro, an historic copper-gold-lead-zinc-silver mining camp in Northern Zacatecas State, 58 kilometres from Gold Corp’s Penasquito silver mine and 82 kilometres northeast of Canplats’ Camino Rojo Deposit. The Matehuapil project area is underlain by geology similar to that of these deposits; carbonate dominated sediments intruded by granitic rocks.

Work conducted by Minera consisted of geological reconnaissance, detailed geological mapping, magnetometer and gradiometer (gravity) surveys and sampling. There are seven known mineralized zones on the property and, based on the completed work, the Minera report recommended further work on three of these.

The El Rabioso zone is centered on an outcrop of altered granitic rocks that is roughly 1100 by 600 metres with its long axis parallel to the strike of the folded sediments it intrudes. This outcrop hosts eight veinlet swarms up to 50 meters in width. These veinlets consist of quartz plus iron oxides, clays, and gold. The sampling results indicate that the gold here is coarse and therefore Minera took large samples (100 – 150 kg); 22 of these samples averaged 0.82 grams per tonne (g/t) Au with a high of 8.76 g/t. A further four samples of selected veinlet material from within the intrusive averaged 1.69 g/t with a high value of 4.69 g/t. The report notes that a limited drill program in this area carried out by the Consejo de Recursos Minerales (the former name for the Mexican Government Geological Survey) was inadequate to test the mineralised veinlet zones as the holes were drilled vertically, roughly parallel to veinlet orientation. Dr. Aragón, who was in charge of the project, concludes the El Rabioso area may hold a disseminated gold deposit and further exploration is recommended.

The Las Cuchillas zone is a seven by two kilometre area of hydrothermal alteration that is anomalous mostly in base metals. Las Cuchillas region hosts veins, veinlets and mantos containing anomalous amounts of silver (up to 917 ppm), copper (up to 2.02%), molybdenum (up to 4,400 ppm), lead (up to 6.16%), zinc (up to 6.02%) and gold (up to 4.74 g/t at the Creston Rojo site). The target here is carbonate replacement mineralization and the

Minera geological team recommends further work to focus on testing the economic potential of an area about 2 kilometres by 0.5 kilometres where assays were highest.

The Ojo de Agua lineament is a new discovery resulting from investigation of an alteration zone of roughly 1 square kilometre first identified by Almaden using Aster satellite imagery. Alteration minerals found in field reconnaissance included alunite, sericite and illite. Nineteen samples were taken in the area and these averaged 0.15 g/t with a high of 2.23 g/t. Almaden has not yet received information on the type of follow up program planned on these zones by Minera. Analyses were carried out by SGS Mineral Services using the following packages:  ICP14B, FAG323 for Au, and ICP90Q for high values of base metals.

Morgan J. Poliquin, P. Eng., the President and COO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.